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                                                                     Exhibit 8.2




June 22, 2001

          TAX ADVICE PRIVILEGED AND CONFIDENTIAL UNDER IRC SECTION 7525

Mr. Mel E. Green, CEO
Peoples Federal Savings Bank
Second & Bridgeway Streets
Post Office Box 119
Aurora, Indiana 47001-0019



Dear Mr. Green:

You asked that we consider the Indiana state income taxability of the following transaction:

     1. Peoples Federal Savings Bank ("Peoples") will convert to the stock for of ownership through a holding company form of organization (hereinafter referred to as Holding Company). Peoples' Board of Directors will cause a holding company to be formed, which will offer its stock for sale to account holders (who have been issued subscription rights), and ultimately to the public if subscription holders do not purchase 100% of the tendered shares offered. Holding Company will thereafter utilize approximately 50% of the stock sale proceeds to purchase the stock of People's. The balance of the common stock proceeds will remain with Holding Company and can be utilized to purchase the target described below, as well as for future cash distributions.

So long as the transactions are treated as qualified initial capitalizations pursuant to Section 351 of the Internal Revenue Code of 1986, as amended, no taxable income subject to Indiana state income tax will be generated by the corporate parties.

Our conclusion is based solely upon the facts, representations and assumptions contained herein, and we have not undertaken an independent investigation of such facts or representations. Our conclusion would require reevaluation in the event any such fact or representation is inaccurate as of the date of this letter.

I trust you find this letter helpful. If you have any questions concerning it, please feel free to call either Stan Quay or Kevin Holmes of our office at (513) 762-5000.

Very truly yours,

GRANT THORNTON LLP